QuickLinks -- Click here to rapidly navigate through this document

RULE 424(b)(2)
File No. 333-71038

PRICING SUPPLEMENT NO. 2 dated April 1, 2002
(To Prospectus Supplement dated April 1, 2002 and Prospectus dated October 23, 2001)

MADISON GAS AND ELECTRIC COMPANY
Medium-Term Notes
Due from Nine Months to 30 Years from Date of Issue

Form of Notes:
☒ Global Notes	☐ Certificated Notes
CUSIP Number:	5574A0 AB 3
Principal Amount:	$25,000,000
Issue Price (as a percentage of principal amount):	100%, plus accrued interest, if any, from April 4, 2002
Original Issue Date:	April 4, 2002
Maturity Date:	April 1, 2032
If the Notes have a Fixed Rate:		If the Notes have a Floating Rate:
Interest Rate:	7.12%	Base Rate:	N/A
Interest Payment Dates:	April 1 & October 1 of each year, commencing October 1, 2002	Spread (+/-):	N/A
Record Dates:	March 15 & September 15	Spread Multiplier:	N/A
		Initial Interest Rate:	N/A
		Interest Reset Period:	N/A
		Interest Reset Dates:	N/A
		Initial Interest Reset Date:	N/A
		Interest Payment Period:	N/A
		Interest Payment Dates:	N/A
		Record Dates:	N/A
		Index Maturity:	N/A
		Maximum Interest Rate:	N/A
		Minimum Interest Rate:	N/A

Amortizing Note:	☐ yes	☒ no
Option To Elect Repayment:	☐ yes	☒ no
Optional Extension of Original Maturity Date:	☐ yes	☒ no
Extension period:	N/A
Number of extension periods:	N/A
Final maturity date:	N/A
Optional Interest Reset:	☐ yes	☒ no
Optional Interest Reset Dates:	N/A
Original Issue Discount Note:	☐ yes	☒ no
Redemption:
☐ Notes cannot be redeemed prior to maturity	☒ Notes may be redeemed prior to maturity
Initial Redemption Date:	See Annex A
Initial Redemption Percentage:	See Annex A
Annual Redemption
Reduction Percentage:	See Annex A
Additional Terms:
☐ Agency Transaction	☒ Principal Transaction
Agent's Discount or Commission:	$187,500
Proceeds to Company:	$24,812,500
Annex Attached:	☒ yes	☐ no

Annex A

USE OF PROCEEDS

        We intend to use our net proceeds from the sale of the notes, together with the net proceeds from a contemporaneous sale of our medium-term notes pursuant to a separate pricing supplement, to redeem $40,000,000 aggregate principal amount of our 8.50% First Mortgage Bonds, Series 2022.

CERTAIN TERMS OF THE NOTES

        The following description of the particular terms of the notes supplements, and to the extent inconsistent therewith, supercedes, the description of the general terms and provisions of our $100,000,000 aggregate principal amount of medium-term notes set forth in the accompanying prospectus supplement and under "Description of Notes" in the accompanying prospectus. Capitalized terms used but not defined herein have the meanings specified in the prospectus supplement, the prospectus and/or the indenture governing the notes.

Redemption Provisions

        The notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes; or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points.

We will also pay the accrued and unpaid interest on the notes to the date of redemption.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before the redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if that release (or any successor release) is not available or does note contain those prices on that business day, the arithmetic average of the Reference Treasury Dealer Quotations obtained by the Trustee for the redemption date.

        "Independent Investment Banker" means a Reference Treasury Dealer appointed by the Trustee after consultation with us.

        "Reference Treasury Dealer" means Banc One Capital Markets, Inc. and its successors; provided, however, that if Banc One Capital Markets, Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we may substitute another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day before the redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. If, at the time notice of redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and that notice shall be of no effect unless those moneys are received.

        Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

QuickLinks

  Annex A